SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*



                              BANDAG, INCORPORATED
--------------------------------------------------------------------------------
                                (Name of Issuer)

                              Class A Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    059815308
              ----------------------------------------------------
                                 (CUSIP Number)

                                December 31, 1998
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

              |X|       Rule 13d-1(b)

              |_|       Rule 13d-1(c)

              |_|       Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))
                               Page 1 of 7 Pages

----------------------
CUSIP No. 353469 10 9
----------------------



  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Donald A. Yacktman

  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)   [ ]
                                                                       (b)   |X|
  3      SEC USE ONLY

  4      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States



        NUMBER OF          5         SOLE VOTING POWER
                                     -0-

          SHARES


       BENEFICIALLY        6         SHARED  VOTING POWER
                                     49,900 (see  footnote 1)


         OWNED BY


           EACH            7         SOLE DISPOSITIVE POWER
                                     -0-

        REPORTING


          PERSON           8         SHARED   DISPOSITIVE  POWER
                                     413,100  (see footnote 1)


          WITH


 9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           413,100

10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*                                                           [ ]
           Not Applicable

11         PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN ROW (9)
           4.55%  (see footnote 2)

12         TYPE OF REPORTING PERSON*
           IN


1 Represents shares beneficially owned by Yacktman Asset Management Co.; the undersigned holds 100% of the outstanding shares of capital stock of Yacktman Asset Management Co.

2  Based upon an aggregate of 9,070,159 shares outstanding at October 31, 1998.



                               Page 2 of 7 Pages

----------------------
CUSIP No. 353469 10 9
----------------------


   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           The Yacktman Funds, Inc. - 36-3831621

  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)   [ ]
                                                                       (b)   |X|

  3        SEC USE ONLY

  4        CITIZENSHIP OR PLACE OF ORGANIZATION

           Maryland


         NUMBER OF          5        SOLE VOTING POWER
                                     347,700

          SHARES


       BENEFICIALLY         6        SHARED VOTING POWER
                                     -0-

         OWNED BY


           EACH             7        SOLE DISPOSITIVE POWER
                                     -0-

        REPORTING


          PERSON            8        SHARED DISPOSITIVE POWER
                                     -0-

           WITH

 9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            347,700

10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*                                                         [ ]
            Not Applicable

11          PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN ROW (9)
            3.83%  (see footnote 1)

12          TYPE OF REPORTING PERSON*
            IV



1   Based upon an aggregate of 9,070,159 shares outstanding at October 31, 1998.


                               Page 3 of 7 pages

----------------------
CUSIP No. 353469 10 9
----------------------

  1        NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Yacktman Asset Management Co. - 36-3780592

  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)   [ ]
                                                                       (b)   |X|

  3        SEC USE ONLY

  4        CITIZENSHIP OR PLACE OF ORGANIZATION

           Illinois



         NUMBER OF             5      SOLE VOTING POWER
                                      49,900

          SHARES


       BENEFICIALLY            6      SHARED VOTING POWER
                                      -0-

         OWNED BY


           EACH                7     SOLE DISPOSITIVE POWER
                                      413,100

        REPORTING


          PERSON               8     SHARED DISPOSITIVE POWER
                                     -0-

          WITH


9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            413,100

10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*                                                          [ ]
            Not Applicable

11          PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN ROW (9)
            4.55%  (see footnote 1)

12          TYPE OF REPORTING PERSON*
            IA


1   Based upon an aggregate of 9,070,159 shares outstanding at October 31, 1998.



                               Page 4 of 7 Pages

          This Amendment No. 1 to the undersigned's Schedule 13G, which was originally filed on February 5, 1998 (the "Schedule 13G") with regard to Bandag, Incorporated (the "Issuer") is being filed to amend Item 4 and 5 of the Schedule 13G. Except as expressly stated herein, there have been no material changes in the information set forth in the Schedule 13G.

Item 4. Ownership:

        Donald A. Yacktman
        (a)      Amount Beneficially Owned: 413,100
        (b)      Percent of Class: 4.55%
        (c)      Number of shares as to which such person has:

                 (i)      sole power to vote or to direct the vote:   -0-
                 (ii)     shared power to vote or to direct the vote:   49,900
                 (iii)    sole power to dispose or to direct the
                          disposition of:    -0-
                 (iv)     shared power to dispose or to direct the
                          disposition of:    413,100

        The Yacktman Funds, Inc.
        (a)      Amount Beneficially Owned: 347,700
        (b)      Percent of Class: 3.83%
        (c)      Number of shares as to which such person has:

                 (i)      sole power to vote or to direct the vote:   347,700

                 (ii)     shared power to vote or to direct the vote:  -0-

                 (iii)    sole power to dispose or to direct the
                          disposition of:    -0-

                 (iv)     shared power to dispose or to direct the
                          disposition of:    -0-

        Yacktman Asset Management Co.
        (a)      Amount Beneficially Owned:   413,100
        (b)      Percent of Class:    4.55%
        (c)      Number of shares as to which such person has:

                 (i)      sole power to vote or to direct the vote:  49,900

                 (ii)     shared power to vote or to direct the vote:  -0-

                 (iii)    sole power to dispose or to direct the
                          disposition of:      413,100

                 (iv)     shared power to dispose or to direct the
                          disposition of:    -0-


                                Page 5 of 7 Pages

Item 5.   Ownership of Five Percent or Less of a Class.
          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |X|.


                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 5, 1999
Date


/s/ Donald A. Yacktman
Donald A. Yacktman

THE YACKTMAN FUNDS, INC.

By:     /s/ Donald A. Yacktman
        Donald A. Yacktman
        President

YACKTMAN ASSET MANAGEMENT CO.

By:     /s/ Donald A. Yacktman
        Donald A. Yacktman
        President


                               Page 6 of 7 Pages